

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Via E-mail
Svein Moxnes Harfjeld
Chief Executive Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

>   **Re: DHT Holdings, Inc.**
>   **Registration Statement on Form F-3**
>   **Filed December 19, 2013**
>   **File No. 333-192959**

Dear Mr. Harfjeld:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify at an appropriate place in the prospectus that shareholder approval and effectiveness of the charter amendment are conditions to the issuance of 9,757,900 shares of common stock to be offered.

Selling Stockholders, page 25

2. Please revise the footnotes to the selling stockholder table by identifying the natural person or persons who exercise voting power and/or investment power for each of the legal entities listed. Please similarly revise the footnotes to the beneficial ownership table as applicable.

Tax Considerations, page 44

3. We note you have filed a "short-form" opinion of tax counsel with respect to material U.S. federal income tax considerations. Please revise here to name counsel and state explicitly that the prospectus discussion is counsel's opinion. Please also have counsel revise Exhibit 8.1 to consent to the use of its name in this section.

Exhibit 5.1

4. We note that counsel's opinion is subject to the assumptions that required shareholder approval will be obtained and the charter amendment will become effective in accordance with the laws of the Republic of the Marshall Islands. Please file the effective charter amendment as an exhibit to the registration statement.   Alternatively, if it is not practicable to do so, please file the form of charter amendment as an exhibit to the registration statement.   Additionally, please have counsel confirm that upon effectiveness of the charter amendment counsel will file an unqualified opinion removing these assumptions by post-effective amendment or on Form 6-K, as appropriate. For guidance, see section II.B.2.f and footnote 31 to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Erik R. Tavzel, Esq.
          Cravath, Swaine & Moore LLP